CareerGenie is led by a strong CEO and CTO. They've done a good job early on of building an impressive product and finding very early traction. Last week, they decided to launch a WeFunder campaign which I think is a good strategy for its story, early stage, and today's tough edtech fundraising landscape.

If you have the bandwidth, I'd love to catch up and get your feedback on the campaign (https://wefunder.com/careergenie).

I'm also thinking about how to spend my next couple of months as the company builds up more funding/traction. Let me know if you're up for a catch-up and when would be best for you!

Wishing you a great week!